Exhibit 77(d)

                  Policies with respect to security investments

Effective December 29, 2003, the Portfolio's strategy changed to the following:

INVESTMENT STRATEGY

Under normal market conditions, the Portfolio invests at least 65% of its total assets in common stocks and securities convertible into common stock.

In managing the Portfolio, the Sub-Adviser may invest in companies of any size, although it tends to invest in companies with a market capitalization greater than $1 billion. Within this universe, the Sub-Adviser uses a disciplined value approach to select investments that the Sub-Adviser considers to be undervalued compared to the overall stock market and whose stock price does not adequately reflect its favorable fundamental characteristics, including a strong financial position, experienced management team, and a leading or growing competitive market position. The Sub-Adviser uses a quantitative screening process and fundamental analysis to determine which undervalued stocks appear to have a catalyst to increase share price. The Sub-Adviser will consider selling a security when company business fundamentals deteriorate, when price objectives are reached, or when better investment opportunities present themselves.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising.

The Portfolio may engage in frequent and active trading of portfolio securities to achieve its investment objective.